Exhibit 11

Pinnacle Entertainment, Inc.

Statement re: Computation of Per Share Earnings

	For the three months ended December 31,
	Basic			Diluted (a)
	2007	2006	2005	2007	2006	2005
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	59,852	48,120	40,957	59,852	48,120	40,957
Average common shares due to assumed Conversion of stock options	0	0	0	1,136	1,799	2,529

Total Shares	59,852	48,120	40,957	60,988	49,919	43,486

Income (loss) from continuing operations	$(18,502)	$(4,821)	$6,739	$(18,502)	$(4,821)	$6,739
Income (loss) from discontinuing operations, net	(694)	(166)	753	(694)	(166)	753

Net income (loss)	$(19,196)	$(4,987)	$7,492	$(19,196)	$(4,987)	$7,492

Per share data:
Income (loss) from continuing operations	$(0.31)	$(0.10)	$0.16	$(0.30)	$(0.10)	$0.15
Income (loss) from discontinuing operations, net	(0.01)	0.00	0.02	(0.01)	0.00	0.02

Net income (loss) per share	$(0.32)	$(0.10)	$0.18	$(0.31)	$(0.10)	$0.17

	For the years ended December 31,
	Basic			Diluted (a)
	2007	2006	2005	2007	2006	2005
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	59,221	47,629	40,703	59,221	47,629	40,703
Average common shares due to assumed Conversion of stock options	0	0	0	1,332	1,643	2,248

Total Shares	59,221	47,629	40,703	60,553	49,272	42,951

Income (loss) from continuing operations	$(1,385)	$61,887	$(60)	$(1,385)	$61,887	$(60)
Income (loss) from discontinuing operations, net	(21)	14,999	6,185	(21)	14,999	6,185

Net income (loss)	$(1,406)	$76,886	$6,125	$(1,406)	$76,886	$6,125

Per share data:
Income (loss) from continuing operations	$(0.02)	$1.30	$0.00	$(0.02)	$1.26	$0.00
Income (loss) from discontinuing operations, net	(0.00)	0.31	0.15	(0.00)	0.30	0.14

Net income (loss) per share	(0.02)	$1.61	$0.15	(0.02)	$1.56	$0.14

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated income statements.